
Hylsa
mex
Mexico's Steel

File No. 82-4252

January 11, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By:
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Provides Preliminary Operating and Net Debt Figures for the Fourth Quarter of 2004	January 7, 2005
2	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Updates Corporate Information on Mexican Stock Exchange.	December 27, 2004


Hylsa
mex
Mexico's Steel



HYLSAMEX Provides Preliminary Operating and Net Debt Figures for the Fourth Quarter of 2004

MONTERREY, MEXICO, January 7th, 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" or "the Company") announced today that preliminary figures for shipments, revenues and EBITDA for the fourth quarter ending December 31st, 2004, were 765 thousand tons, US$615 million (Ps.7,031 million) and US$195 million (Ps.2,229 million), respectively. Continued strength in steel prices, solid sales volume and relatively stable costs are behind the numbers presented above.

The Company reports higher revenue per ton in 4Q04 due to the implementation of pricing initiatives and an improved product mix, which offset greater metallic input costs and higher prices for externally-sourced steel used in the coating operations. Hylsamex registered lower export tonnage of flat products and a slight reduction of domestic volumes of semi-finished products.

Hylsamex's strong cash flow generation during 4Q04 allowed further improvements to its capital structure. Management carried out the following actions during the quarter:

- Debt, net of cash, amounted to US$546 million as of December 31st, 2004, a reduction of 46% or US$468 million from the balance as of year-end 2003.
- During December, Hylsamex made a US$44 million payment to its parent company ALFA, for fees that Hylsamex had accrued since the debt restructuring and owed to ALFA. This payment resulted in a reduction in long-term accounts payable.
- Finally, Hylsamex contributed US$28 million to its pension fund.

Hylsamex S.A. de C.V.

US$ Million & Thousand Tons

	4Q04	4Q03	3Q04	2004	2003
Revenue	$615	$359	$640	$2,305	$1,449
EBITDA	195	48	232	759	187
Debt Net of Cash	546	1,014	587	546	1,014
Shipments (thousand tons)	765	737	828	3,167	2,889

Hylsamex remains cautiously optimistic for 2005. In the coming quarters, factors such as Chinese and U.S. economic growth and their effect on international steel prices, coupled with energy cost volatility, remain the key variables in assessing the performance of the Company.

Hylsamex is a steel producer and processor, encompassing the minimill route with vertical integration, which includes readily available sources of low cost iron ore and proprietary technology for the direct reduction of iron. The Company manufactures a broad spectrum of steel products with a significant emphasis on value-added products. Hylsamex, which has a manufacturing and distribution presence in North America, reaches its end customers through an extensive wholly-owned distribution network.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx


Hylsa
mex
El Acero de México®

HYLSAMEX Anuncia Cifras Preliminares Operativas y de Deuda Neta para el Cuarto Trimestre de 2004

MONTERREY, MEXICO, 7 de enero de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") anunció el día de hoy que las cifras preliminares de embarques, ingresos y UAFIRDA para el cuarto trimestre que terminó el 31 de diciembre de 2004 alcanzaron 765 mil toneladas, US$615 millones (Ps.7,031 millones) y US$195 millones (Ps.2,229 millones), respectivamente. La fortaleza sostenida de los precios del acero, un sólido volumen de ventas y costos relativamente estables explican las cifras mencionadas.

La Compañía reporta un aumento en su ingreso por tonelada en 4T04 como resultado de la implementación de iniciativas de precio y una mejora en la mezcla de ventas, que compensaron mayores costos de insumos metálicos y un mayor precio de acero comprado a terceros para las operaciones de recubiertos. Hylsamex registró un menor tonelaje de exportación de productos planos y una ligera reducción en el volumen doméstico de productos semi-terminados.

La fuerte generación de flujo de efectivo de Hylsamex durante 4T04 permitió mejoras adicionales a la estructura de capital. La administración llevó a cabo las siguientes acciones durante el trimestre:

- La deuda, neta de caja, totalizó US$546 millones al 31 de diciembre de 2004, una reducción de 46% ó US$468 millones del saldo al final de 2003.
- En diciembre, Hylsamex hizo un pago de US$44 millones a su empresa controladora ALFA, por servicios que Hylsamex debía a ALFA y que había acumulado desde la reestructura de la deuda. Este pago disminuyó el saldo de cuentas por pagar de largo plazo.
- Finalmente, Hylsamex realizó una contribución de US$28 millones a su fondo de pensiones.

Hylsamex S.A. de C.V.

Millones de dólares & Miles de Toneladas

	4T04	4T03	3T04	2004	2003
Ingresos	$615	$359	$640	$2,305	$1,449
UAFIRDA	195	48	232	759	187
Deuda Neta de Caja	546	1,014	587	546	1,014
Embarques (miles de toneladas)	765	737	828	3,167	2,889

Hylsamex permanece prudentemente optimista para 2005. En los siguientes trimestres, elementos como el crecimiento económico de China y E.U. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, permanecen como las variables importantes para evaluar el desempeño de la Compañía.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx






Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2005-01-07 16:12:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
7/1/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
HYLSAMEX Anuncia Cifras Preliminares Operativas y de Deuda Neta para el Cuarto Trimestre de 2004

Eventos Relevantes:
HYLSAMEX Anuncia Cifras Preliminares Operativas y de Deuda Neta para el Cuarto Trimestre de 2004

MONTERREY, MEXICO, 7 de enero de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") anunció el día de hoy que las cifras preliminares de embarques, ingresos y UAFIRDA para el cuarto trimestre que terminó el 31 de diciembre de 2004 alcanzaron 765 mil toneladas, US$615 millones (Ps.7,031 millones) y US$195 millones (Ps.2,229 millones), respectivamente. La fortaleza sostenida de los precios del acero, un sólido volumen de ventas y costos relativamente estables explican las cifras mencionadas.

La Compañía reporta un aumento en su ingreso por tonelada en 4T04 como resultado de la implementación de iniciativas de precio y una mejora en la mezcla de ventas, que compensaron mayores costos de insumos metálicos y un mayor precio de acero comprado a terceros para las operaciones de recubiertos. Hylsamex registró un menor tonelaje de exportación de productos planos y una ligera reducción en el volumen doméstico de productos semi-terminados.

La fuerte generación de flujo de efectivo de Hylsamex durante 4T04 permitió mejoras adicionales a la estructura de capital. La administración llevó a cabo las siguientes acciones durante el trimestre:

* La deuda, neta de caja, totalizó US$546 millones al 31 de diciembre de 2004, una reducción de 46% ó US$468 millones del saldo al final de 2003.
* En diciembre, Hylsamex hizo un pago de US$44 millones a su empresa controladora ALFA, por servicios que Hylsamex debía a ALFA y que había acumulado desde la reestructura de la deuda. Este pago disminuyó el saldo de cuentas por pagar de largo plazo.
* Finalmente, Hylsamex realizó una contribución de US$28 millones a su fondo de pensiones.

Hylsamex S.A. de C.V.
Millones de dólares & Miles de Toneladas

	4T04	4T03	3T04	2004	2003
Ingresos	$615	$359	$640	$2,305	$1,449
UAFIRDA	195	48	232	759	187
Deuda Neta de Caja	546	1,014	587	546	1,014
Embarques (miles de toneladas)	765	737	828	3,167	2,889

Hylsamex permanece prudentemente optimista para 2005. En los siguientes trimestres, elementos como el crecimiento económico de China y E.U. y su *efecto en los precios internacionales del acero, junto con la volatilidad en* el costo de energéticos, permanecen como las variables importantes para evaluar el desempeño de la Compañía.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior:

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 8434 bytes.

Fecha de recepcion: Jan 7 2005 4:12:49:860PM.

Folio de recepcion: 73265.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 07/01/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

HYLSAMEX Anuncia Cifras Preliminares Operativas y de Deuda Neta para el Cuarto Trimestre de 2004

EVENTO RELEVANTE

HYLSAMEX Anuncia Cifras Preliminares Operativas y de Deuda Neta para el Cuarto Trimestre de 2004

MONTERREY, MEXICO, 7 de enero de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") anunció el día de hoy que las cifras preliminares de embarques, ingresos y UAFIRDA para el cuarto trimestre que terminó el 31 de diciembre de 2004 alcanzaron 765 mil toneladas, US$615 millones (Ps.7,031 millones) y US$195 millones (Ps.2,229 millones), respectivamente. La fortaleza sostenida de los precios del acero, un sólido volumen de ventas y costos relativamente estables explican las cifras mencionadas.

La Compañía reporta un aumento en su ingreso por tonelada en 4T04 como resultado de la implementación de iniciativas de precio y una mejora en la mezcla de ventas, que compensaron mayores costos de insumos metálicos y un mayor precio de acero comprado a terceros para las operaciones de recubiertos. Hylsamex registró un menor tonelaje de exportación de productos planos y una ligera reducción en el volumen doméstico de productos semi-terminados.

La fuerte generación de flujo de efectivo de Hylsamex durante 4T04 permitió mejoras adicionales a la estructura de capital. La administración llevó a cabo las siguientes acciones durante el trimestre:

* La deuda, neta de caja, totalizó US$546 millones al 31 de diciembre de 2004, una reducción de 46% ó US$468 millones del saldo al final de 2003.
* En diciembre, Hylsamex hizo un pago de US$44 millones a su empresa controladora ALFA, por servicios que Hylsamex debía a ALFA y que había

acumulado desde la reestructura de la deuda. Este pago disminuyó el saldo de cuentas por pagar de largo plazo.
* Finalmente, Hylsamex realizó una contribución de US$28 millones a su fondo de pensiones.

Hylsamex S.A. de C.V.
Millones de dólares & Miles de Toneladas

	4T04	4T03	3T04	2004	2003
Ingresos	$615	$359	$640	$2,305	$1,449
UAFIRDA	195	48	232	759	187
Deuda Neta de Caja	546	1,014	587	546	1,014
Embarques (miles de toneladas)	765	737	828	3,167	2,889

Hylsamex permanece prudentemente optimista para 2005. En los siguientes trimestres, elementos como el crecimiento económico de China y E.U. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, permanecen como las variables importantes para evaluar el desempeño de la Compañía.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: datosgen.ens

Longitud del sobre: 5839 bytes.

Fecha de recepcion: Dec 27 2004 4:37:02:153PM.

Folio de recepcion: 72065.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
datosgen.bmv	1	Datos Generales de Emisoras

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 27/12/2004 15:24
HYLSAMEX, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 2125
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO FISCAL:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1701

CLAVE DE COTIZACION: HYLSAMX FECHA: 27/12/2004 15:24
HYLSAMEX, S.A. DE C.V.

FAX: 01 81 8865 2121
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: ING. MANUEL GUTIERREZ ESPINOZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: mgutierrez@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR JURIDICO
NOMBRE: LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1318
FAX: 01 81 8865 1310
E-MAIL: jatrevino@hylsamex.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE: LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO: GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 27/12/2004 15:24

HYLSAMEX, S.A. DE C.V.

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	leopoldo@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1240
FAX:	01 81 8331 1885
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. MANUEL GUTIERREZ ESPINOZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	mgutierrez@hylsamex.com.mx